Exhibit 99.(a)(1)(E)

To:	Specified Employees
From:	Richard Sneider
Subject:	Important Information About Certain of Certain of Your Kopin Stock Option Grants

You are receiving this e-mail because certain of your stock options may be affected by Section 409A of the Internal Revenue Code. Section 409A imposes certain adverse tax consequences (including income taxation during the year of vesting, an additional 20% penalty tax and interest charges) on stock options that were granted with an exercise price less than the fair market value of the underlying common stock on the “grant date” determined for tax purposes. Kopin Corporation is offering you by means of a tender offer (the “Offer”) the opportunity to sell these stock options (the “Eligible Options”) to avoid or minimize the potential Section 409A impact on your Eligible Options, all subject to the terms and conditions of the Offer documents.

The specific details of the Offer as well as some Frequently Asked Questions are included in the attached documents to this e-mail. You will also receive a hard copy of these documents. Additionally, you will receive a personalized election form (the “Election Form”) to the Offer which will summarize each Eligible Option you hold and the cash payment amount for those Eligible Options. The form of Election Form prior to personalization is included in the attached documents. If you do not receive your personalized Election Form, please contact Joan Evans immediately by telephone at 508-824-6696 extension 676 or by email at hrinfo@kopin.com.

We intend to hold informational meetings that will review the terms and conditions set forth in the documents. We will provide you with notice of the meeting place and time at a later date.

After reviewing the attached materials and your personalized Election Form, if you wish to participate in the Offer, you will need to complete and execute your personalized Election Form in accordance with the instructions on the form and submit the properly completed and executed Election Form via (i) facsimile to the attention of Joan Evans at 508-822-9018, (ii) pdf email to hrinfo@kopin.com or (iii) hand delivery to Joan Evans or Michelle Aucoin at Kopin Corporation, 200 John Hancock Road, Taunton, Massachusetts 02780. Submissions made by any other means will not be accepted. Your properly completed and executed Election Form must be submitted and received by us before 11:59 p.m., Eastern Time, on September 26, 2008 (or a later expiration date if Kopin extends the Offer). If your properly completed and executed Election Form is not submitted and received by us before 11:59 p.m., Eastern Time, on the Offer expiration date it will be disregarded.